2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining mails management information circular on the proposed merger with EuroZinc

September 25, 2006 - Lundin Mining Corporation ("Lundin Mining" or the "Company") (TSX: LUN; O-list at SSE: LUMI) announces that a management information circular relating to the proposed merger with EuroZinc Mining Corporation ("EuroZinc") has been published and mailed to Lundin Mining's shareholders. The management information circular will assist shareholders in preparing for the resolutions to be considered at a special shareholders' meeting of Lundin Mining to be held on October 19, 2006. Lundin Mining also advises that the interim report for the 9-months period January - September 2006 will be released on November 9, 2006.

The management information circular includes a description of the terms of the proposed merger, detailed information pertaining to Lundin Mining and EuroZinc, pro forma financial statements giving effect to the proposed merger, as well as other information considered relevant to the shareholders of Lundin Mining in considering approval of the proposed transaction.

The management information circular is published in English. An information brochure has also been prepared in both English and Swedish, and will be distributed to holders of SDRs outside of the US and Canada. The brochure is a summary of the more detailed information contained in the management information circular. Both of the documents can also be ordered from Lundin Mining by phone +46-(0)8-545 074 70 or by e-mail info@lundinmining.com. Furthermore, the documents can be downloaded from Lundin Mining's web site www.lundinmining.com.

On August 21, 2006 Lundin Mining announced that the Company intends to enter into a merger with the Canadian mining group EuroZinc. The merger is a significant step in Lundin Mining's aggressive growth strategy. The Company has in the past three years grown rapidly and now operates three mines, and has also developed a highly promising portfolio of exploration projects and investments, not least the Russian Ozernoe-project which was announced this summer. The combined company will continue to be named Lundin Mining Corporation.

The merger with EuroZinc takes Lundin Mining to the next level on the global mining scene, and two Portuguese copper-zinc-lead-silver mines will be added to the asset portfolio, Neves-Corvo and Aljustrel. Aljustrel is currently not in production but the plan is to re-start the mine during the second half of 2007. The combined annual production volumes following the merger of the two companies are estimated to be 205,000 tonnes of zinc metal and 90,000 tonnes of copper metal from 2008. Lundin Mining will have a strong balance sheet and a solid financial position.

The proposed merger between Lundin Mining and EuroZinc is conditional upon the approval of the holders of 50.1% of Lundin Mining shares voted at the Lundin Mining special meeting and the holders of 66.7% of EuroZinc shares voted at the EuroZinc special meeting. Special shareholders' meetings of both companies will be held on October 19, 2006 and the transaction is expected to close by late October. The shares of Lundin Mining will be listed on the Toronto Stock Exchange, the Stockholm Stock Exchange and also on the American Stock Exchange.

Lundin Mining Corporation
News Release

The Board of Lundin Mining recommends unanimously the proposed merger and the other matters to be voted upon at the Lundin Mining special meeting, and the largest shareholder in the Company, the Lundin Family interests, have pledged their full support.

Due to the timing of the proposed merger the Board has decided to change the date for the release of Lundin Mining's interim report for the period January - September 2006 from October 26, 2006 to November 9, 2006.

For further information, please contact:
Catarina Ihre, Manager, Investor Relations: +46 70 607 9263
Sophia Shane, Investor Relations - North America: +1 604 689 7842

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals, with a focus on zinc. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.